                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   731745 10 5
                               -----------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]      Rule 13d-1(b)

                  [_]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

_______________________________

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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----------------------------                             ----------------------
  CUSIP No. 731745 10 5                 13G                Page 2 of 8 Pages
            -------------                                      ---  ---
----------------------------                             ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      James G Boyd
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [         ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          538,771 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             3,861,208 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          538,771 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,861,208 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       4,399,979 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      13.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                 SCHEDULE 13G

 Item 1(a)                 Name of Issuer:
                           --------------

                           Polymer Group, Inc. (the "Company")

 Item 1(b)                 Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                           4838 Jenkins Avenue
                           North Charleston, SC 29405

 Item 2(a)                 Name of Person Filing:
                           ---------------------

                           James G. Boyd

                           The shares of Common Stock covered by this statement include 538,771 shares beneficially owned by Mr. Boyd (including 60,000 shares subject to options exercisable within 60 days), 3,599,557 shares beneficially owned by The InterTech Group, Inc. ("InterTech"), and 261,651 shares beneficially owned by FTG, Inc. ("FTG") (see Item 4). On February 14, 1997, Mr. Boyd filed a joint Schedule 13G (the "Original Schedule 13G") with InterTech and Jerry Zucker.

 Item 2(b)                 Address of Principal Business Office or, if none,
                           -------------------------------------------------
                           Residence:
                           ---------
                           4838 Jenkins Avenue
                           North Charleston, SC 29405


 Item 2(c)                 Citizenship:
                           -----------

                           United States

 Item 2(d)                 Title of Class of Securities:
                           ----------------------------

                           Common Stock, par value $.01 per share ("Common Stock").

                               Page 3 of 8 Pages
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 Item 2(e)                 CUSIP No.:
                           ---------

                           731745 10 5

 Item 3                        If this statement is filed pursuant to Rules
                               --------------------------------------------
                               13d-1(b), or 13d-2(b) or (c), check whether the
                               -----------------------------------------------
                               person filing is a:
                               -------------------


                           This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

 Item 4                        Ownership:
                               ---------

                   (a)     Amount Beneficially Owned:

                           The shares of Common Stock of the Company covered by this Amendment No. 2 include 538,771 shares beneficially owned by Mr. Boyd (including 60,000 shares subject to options exercisable within 60 days), 3,599,557 shares beneficially owned by InterTech, and 261,651 shares beneficially owned by FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd expressly disclaims beneficial ownership of the shares held by each of InterTech and FTG. In addition to the shares described above, Mr. Boyd holds options to purchase 60,000 shares of Common Stock which are not currently beneficially owned by Mr. Boyd pursuant to Rule 13d-3(d)(1) because such options are not exercisable within 60 days (such options vest in four equal annual installments beginning on August 11, 2001).

                           Mr. Boyd and certain other shareholders of the Company are parties to a voting agreement, dated as of May 15, 1996, as amended (the "Voting Agreement"), as described in the Original Schedule 13G. After considering the number of shares directly beneficially owned by Mr. Boyd as revised herein, the parties to the Voting Agreement own approximately 48.7% of the outstanding Common Stock of the Company. As previously disclosed in the Original Schedule 13G, Mr. Boyd disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement;
                           (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

                               Page 4 of 8 Pages
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                 (b)      Percent of Class: (Based on 32,064,200 shares
                          outstanding as of November 7, 2000)

                          Mr. Boyd 13.7%

                 (c)      Number of Shares as to which such person has:

                          (i)      Sole power to vote or to direct the vote:

                                   538,771

                            (ii)   Shared power to vote or to direct the vote:

                                   3,861,208

                            (iii) Sole power to dispose or to direct the disposition of:

                                   538,771

                            (iv) Shared power to dispose or to direct the disposition of:

                                   3,861,208

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                          If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficially owners of more than five percent of the class of securities, check the following [_].

                          Not applicable.

Item 6                             Ownership of More Than Five Percent on Behalf
                                   ---------------------------------------------
                                   of Another Person:
                                   -----------------
                          Not applicable.

Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------
                          Not applicable.

                               Page 5 of 8 Pages
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Item 8                         Identification and Classification of Members of
                               ------------------------------------------------
                               the Group:
                               ---------

                           Not applicable.

Item 9                         Notice of Dissolution of Group:
                               ------------------------------

                           Not applicable.

Item 10                    Certification:
                           -------------

                           Not applicable.

                               Page 6 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2001



                                                   /s/ James G. Boyd
                                                   -----------------
                                                   James G. Boyd

                               Page 7 of 8 Pages
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                                   Appendix A

                         Parties to the Voting Agreement
                         -------------------------------

                             Address of Principal            Number of Shares
 Name                        Business Office                 of Common Stock (a)
 -----                       ---------------                --------------------
 Jerry Zucker                4838 Jenkins Avenue                     3,378,679
                             North Charleston, SC 29405

 James G. Boyd               4838 Jenkins Avenue                       538,771
                             North Charleston, SC 29405

 The InterTech               4838 Jenkins Avenue                     3,599,557
   Group, Inc.               North Charleston, SC 29405

 Golder, Thoma, Cressey      c/o Golder, Thoma, Cressey,             7,109,096
   Fund III, L.P.            Rauner, Inc.
                             6100 Sears Tower
                             Chicago, IL 60606-6402

 FTG, Inc.                   4838 Jenkins Avenue                       261,651
                             North Charleston, SC 29405

 Leeway & Co.                c/o State Street Bank and                 795,838
                             Trust Co.
                             Master Trust Division-Q4W
                             P.O. Box 1992
                             Boston, MA 02110

(a) Share information provided in this Appendix A is based on the most recent information available to Mr. Boyd through public disclosure or otherwise. Mr. Boyd makes no representations as to the accuracy of information set forth herein other than for himself.

                               Page 8 of 8 Pages